# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 05/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071201

## Reporting persons
- W. E. Rosenthal Interests, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 469,171; shared voting power 0; sole dispositive power 469,171; shared dispositive power 0; aggregate amount beneficially owned 469,171 (9.99% of the class)
  Comment: * As more fully described in Item 4, this does not include certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- WER GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 469,171; shared voting power 0; sole dispositive power 469,171; shared dispositive power 0; aggregate amount beneficially owned 469,171 (9.99% of the class)
  Comment: * As more fully described in Item 4, this does not include certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- W.E. Rosenthal Issue Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 233,840; shared voting power 0; sole dispositive power 233,840; shared dispositive power 0; aggregate amount beneficially owned 233,840 (5.89% of the class)
  Comment: * As more fully described in Item 4, this includes certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- Suite 201 Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 46,767; shared voting power 0; sole dispositive power 46,767; shared dispositive power 0; aggregate amount beneficially owned 46,767 (1.24% of the class)
  Comment: * As more fully described in Item 4, this includes certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- William Edward Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 233,840; shared voting power 0; sole dispositive power 233,840; shared dispositive power 0; aggregate amount beneficially owned 233,840 (5.89% of the class)
  Comment: * As more fully described in Item 4, this includes certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- Benjamin Aaron Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 469,171; sole dispositive power 0; shared dispositive power 469,171; aggregate amount beneficially owned 469,171 (9.99% of the class)
  Comment: * As more fully described in Item 4, this does not include certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.
- Steven Dale Hudgins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 46,767; sole dispositive power 0; shared dispositive power 46,767; aggregate amount beneficially owned 46,767 (1.24% of the class)
  Comment: * As more fully described in Item 4, this includes certain shares of common stock issuable upon conversion of preferred stock and warrants owned by the reporting person pursuant to a beneficial ownership limitation contained in the agreements governing such securities.

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: Post Office Box 864, Frisco, Texas, 75034

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

W. E. Rosenthal Interests, Ltd. ("WERIL")
WER GP, LLC ("WER")
W.E. Rosenthal Issue Trust ("WERIT")
Suite 201 Partners, LLC ("Suite 201 Partners")
William Edward Rosenthal
Benjamin Aaron Rosenthal
Steven Dale Hudgins
Address of principal business office or, if none, residence:
600 E. Exchange Ave., Suite 200
Fort Worth, TX 76164
Citizenship:
W. E. Rosenthal Interests, Ltd.: Texas
W.E. Rosenthal Issue Trust: Texas
Suite 201 Partners, LLC: Texas

Each of William Edward Rosenthal, Benjamin Aaron Rosenthal, and Steven Dale Hudgins are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference.

As of May 30, 2025, (i) WERIL owned 16,195 shares of Class A Common Stock of the Issuer ("common stock"), 45,299 shares of Series A-1 Preferred Stock of the Issuer ("Preferred Stock"), convertible (without giving effect to the Blocker, as defined below) into 638,580 shares of common stock and 46,747 common stock purchase warrants ("warrants"), exercisable (without giving effect to the Blocker) for 46,747 shares of common stock, (ii) WERIT owned 5,398 shares of common stock, 15,100 shares of Preferred Stock, convertible (without giving effect to the Blocker) into 212,860 shares of common stock and 15,582 warrants, exercisable (without giving effect to the Blocker) for 15,582 shares of common stock, and (iii) Suite 201 Partners owned 1,079 shares of common stock, 3,020 shares of Preferred Stock, convertible (without giving effect to the Blocker) into 42,572 shares of common stock and 3,116 warrants, exercisable (without giving effect to the Blocker) for 3,116 shares of common stock.

WER is the general partner of WERIL and, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all common stock beneficially owned by WERIL may be deemed to be beneficially owned by WER. Benjamin Aaron Rosenthal is the manager of WER and may be deemed to beneficially own shares of common stock owned by WERIL for purposes of Rule 13d-3 of the Exchange Act. The limited partnership agreement of WERIL further provides for certain approval rights of its members for dispositions of more than the lesser of (i) 50% of the book value of the partnership assets and (ii) $15,000,000. For purposes of Rule 13d-3 under the Exchange Act, all common stock beneficially owned by WERIT may be deemed to be beneficially owned by William Edward Rosenthal as trustee of WERIT. Benjamin Aaron Rosenthal and Steven Dale Hudgins are the managers of Suite 201 Partners and may be deemed to beneficially own shares of common stock owned by Suite 201 Partners for purposes of Rule 13d-3 of the Exchange Act. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the securities for purposes of Section 13 of the Exchange Act, or for any other purpose.

The agreements governing the Preferred Stock and the warrants each contain a provision (the "Blocker") that prevents the conversion or exercise, as applicable, of such securities into shares of common stock if, as a result of such exercise or conversion, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of common stock then issued and outstanding immediately after giving effect to the exercise or conversion. The amounts presented in Row 9 of the cover page for each of WERIL and Benjamin Aaron Rosenthal give effect to the Blocker, thereby limiting such Reporting Persons' ownership to 9.99% of the total outstanding shares of the Issuer (inclusive of such warrants and shares of Preferred Stock). The amounts presented in Row 9 of the cover page for each of WERIT, Suite 201 Partners, William Edward Rosenthal and Steven dale Hudgins are not reduced by the Blocker because such amounts, individually, equate to less than 9.99% of the total outstanding shares of the Issuer (inclusive of such warrants and shares of Preferred Stock). However, pursuant to its terms, the Blocker applies to a "group" on an aggregate basis and therefore may limit the ability of such persons to convert or exercise their securities.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon an estimated 4,696,409 shares of common stock outstanding as of May 30, 2025, which is the sum of (i) 3,736,952 shares of common stock outstanding as of November 13, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 14, 2024 (the most recent filed quarterly or annual report of the Issuer as of the date of this Schedule 13G), and (ii) 959,457 shares of common stock convertible or exercisable within 60 days of May 30, 2025 by the Reporting Persons.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of May 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Due to the relationships between them, the Reporting Persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement
Exhibit 24.1. Power of Attorney (W.E. Rosenthal Interests, Ltd.)
Exhibit 24.2 Power of Attorney (W.E. Rosenthal Issue Trust)
Exhibit 24.3 Power of Attorney (William Edward Rosenthal)
Exhibit 24.4 Power of Attorney (Benjamin Aaron Rosenthal)

## Signatures
- W. E. Rosenthal Interests, Ltd.: /s/ Steven Dale Hudgins, By WER GP, LLC, its General Partner, By Steven Dale Hudgins, Attorney-in-Fact (06/06/2025)
- WER GP, LLC: /s/ Benjamin Aaron Rosenthal, Benjamin Aaron Rosenthal, Manager (06/06/2025)
- W.E. Rosenthal Issue Trust: /s/ Steven Dale Hudgins, Steven Dale Hudgins, Attorney-in-Fact (06/06/2025)
- Suite 201 Partners, LLC: /s/ Steven Dale Hudgins, Steven Dale Hudgins, Manager (06/06/2025)
- William Edward Rosenthal: /s/ Steven Dale Hudgins, Steven Dale Hudgins, Attorney-in-Fact (06/06/2025)
- Benjamin Aaron Rosenthal: /s/ Steven Dale Hudgins, Steven Dale Hudgins, Attorney-in-Fact (06/06/2025)
- Steven Dale Hudgins: /s/ Steven Dale Hudgins, Steven Dale Hudgins (06/06/2025)